Summary of the Material Terms of the Acquisition, page i

1.	We note your response to comment three of our letter dated January 17, 2007 that you have the option to borrow from a third party rather than I-Flow to finance the acquisition, which would allow you to do an all cash business combination. Please revise the appropriate section(s) to discuss the possibility. Elaborate on how you will go forward procedurally should you obtain a third party loan. Clarify if the terms of such loans would be the same as the terms you have in place with I-Flow. Clarify whether you are currently seeking such third party financing.

Response:        Although permitted by the Stock Purchase Agreement, HAPC has no intention to borrow from a third party, rather than I-Flow, to finance the acquisition of InfuSystem at this time and has modified the proxy statement accordingly.

2.	We note your response to comment four of our letter dated January 17, 2007 that you will still use the remaining time that is under the terms of your Certificate of Incorporation to seek an alternative business combination. Based an your disclosure, it would appear that you would have to raise additional funds if this transaction is not approved. Please revise the appropriate section to disclose if such additional funds would be obtained with waivers. In addition, if this business combination is not approved, then the company would appear to have to enter into another letter of intent or definitive agreement to obtain the extension to April 18, 2008, rather than the October 18, 2007 date for commencing the dissolution and liquidation process. Please advise or revise.

Response:        In the event that the acquisition of InfuSystem is not approved, HAPC will attempt to use the additional time available to it under its Amended and Restated Certificate of Incorporation to sign another letter of intent or definitive agreement by October 18, 2007 and consummate an alternative business combination by April 18, 2008. HAPC will seek to raise additional funds to consummate an alternative business combination through loans from third parties or the issuance of debt or equity securities in private placements. While HAPC will seek to have third party lenders waive any right, title, interest or claim that they may have against the trust account, there is no assurance that such lenders will do so. The second page of the Letter to Stockholders as well as pages ii, 4 and 86 of the proxy statement have been revised in response to the Staff’s comments.

3.	Since your disclosure indicates that you will have insufficient funds, please revise the appropriate sections to discuss the time frame you will use to obtain additional funds. If you are not able to locate sufficient additional funds by a certain time, would you then initiate the liquidation and dissolution process even though you have not reached the 18 month deadline?

Response:        HAPC has no intention to liquidate prior to October 18, 2007. HAPC expects to commence the process of raising additional funds to complete an alternative business combination in the event that the acquisition of InfuSystem is not approved by HAPC’s stockholders. The second page of the Letter to Stockholders as well as pages ii, 4 and 86 of the proxy statement have been revised in response to the Staff’s comments.

Summary, page 5

4.	We note your response to previous comment 7 of our letter dated January 17, 2007. The terms of the ‘Base rate’ remain unclear on pages 6, 33 and 36. Upon its determination, revise your proxy statement to provide additional guidance regarding this rate, including its definition and the means by which an investor can locate and/or re-calculate this rate.

Response:        The proxy statement has been revised on pages 7, 36, and 40 in response to the Staff’s comments.

5.	We note the disclosure on page 11 that Messrs McDevitt and LaVecchia have collectively “committed to purchase $1,000,000 of warrants in the market at prevailing market prices or from HAPC.” The additional disclosure at the bottom of page 11 only discloses a purchase of $437,000. Please revise to clarify if they are obligated to purchase the full $1 million amount. Also, clarify the reason for this warrant purchase and why the warrants were purchased from the company rather than the market.

Response:        Prior to HAPC’s initial public offering, Messrs. McDevitt and LaVecchia agreed to purchase up to $1,000,000 of HAPC’s warrants in the open market following the initial public offering through a third party broker-dealer within the 60-trading days beginning on the later of the date that the warrants begin to trade separately and 90 days after the end of the “restricted period” under Regulation M. Messrs. McDevitt and LaVecchia agreed that in the event $1,000,000 of HAPC’s warrants had not been purchased through a third party broker-dealer on their behalf within the foregoing time period, they would purchase warrants from HAPC in a private placement at a price per warrant to be agreed upon, but in no event less than $0.70 per warrant, in an amount equal to the difference of $1,000,000 and the total amount paid by the third-party broker-dealer. As no purchases were made through a third party broker-dealer, Messrs. McDevitt and LaVecchia will collectively purchase the full $1,000,000 of warrants directly from HAPC. On December 28, 2006, Mr. McDevitt purchased 624,286 warrants from HAPC at a price of $0.70 per warrant for an aggregate purchase price of $437,000. The closing price of HAPC’s warrants on December 28, 2006 was $0.25. Mr. McDevitt purchased an additional 447,143 warrants from HAPC for a total purchase price of $313,000 as of April 12, 2007 (the date HAPC received payment for such warrants). The closing price of HAPC’s warrants on April 12, 2007 was $0.23. To date, Mr. McDevitt has purchased 1,071,429 warrants for a total purchase price of $750,000 directly from HAPC. Messrs. McDevitt and LaVecchia agreed to collectively purchase the warrants in order to demonstrate to investors their individual interest in the future of HAPC and the consummation of a successful business combination

The proxy statement has been revised on pages 12, 88, 91, 95 and 114 in response to the Staff’s comments.

6.	Please clarify the results of the discussions with FTN regarding its role in acting as an advisor in negotiating the acquisition. Clarify why the consideration is being negotiated now, after the fact, rather than before. Clarify whether an agreement was entered into at the time the services were retained for FTN to act as an advisor. We may have further comment.

Response:        The proxy statement has been revised on pages 12, 30 and 33.

7.	We note that you have entered into employment agreements with Messrs. McDevitt and LaVecchia. Briefly disclose the compensation to be paid as a result of the employment agreements.

Response:        The proxy statement has been revised on page 13 in response to the Staff’s comments.

Proposal 1 – The Acquisition Proposal, page 27

8.

We note your response to comment 19 of our letter dated January 17, 2007. It is still not clear how and when I-Flow was aware of your business plan. Please revise to clarify. Clarify when the initial contact between I-Flow and HAPC occurred, directly or indirectly. Clarify who initiated the contact and the nature of the contact. Clarify how you were contacted regarding the private auctions process and who commenced this communication. Provide a more detailed discussion of the communications between the parties, preliminary or otherwise, and the timing of the communications. Clarify whether any affiliates or contacts of the company had any preliminary involvement. We may have further comment.

Response:        The proxy statement has been revised on page 30 in response to the Staff’s comments.

9.	Clarify whether any of the officers, directors, affiliates or contacts of HAPC knew or had any contact with any of the officers, directors or affiliates of I-Flow prior to April 18, 2006.

Response:        None of HAPC’s officers, directors, affiliates or contacts knew or had any contact with any of the officers, directors or affiliates of I-Flow prior to April 18, 2006. The proxy statement has been revised on page 30 in response to the Staff’s comments.

10.	We reissue comment 18 of our letter dated January 17, 2007. Provide a more detailed discussion of the contacts made with various principals and intermediaries following the IPO “in order to generate ideas for a suitable business combination.” Clarify when these discussions with you contacts commenced. Clarify whether you entered into any agreements or understandings with any of the contacts in the search for a target business.

Response:        Upon the completion of its initial public offering in April 2006, the identity of HAPC’s officers and directors became public knowledge. These individuals were approached by various third parties suggesting potential targets for a suitable business combination. HAPC did not enter into any agreements or understandings with any of these contacts in the search for a target business. None of the discussions or contacts made between HAPC’s officers and directors and third parties occurred prior to the completion of its initial public offering. The proxy statement has been revised on page 30 in response to the Staff’s comments.

11.	We note your response to comment 20 of our letter dated January 17, 2007. Please revise to identify the experts you used. We also note that $187,371 has been paid to date. Please revise to disclose the amount still owed to those parties, if any.

Response:        The proxy statement has been revised on page 31 in response to the Staff’s comments.

12.	We note that you requested the assistance of FTN in connection with your bid. Clarify whether you entered into an agreement or understanding to retain the services of FTN.

Response:        HAPC has not as of the date hereof entered into a formal agreement with FTN in connection with its advisory services. If the acquisition is consummated, FTN will receive a deferred underwriting discount of $5,468,000. HAPC notes that the prospectus relating to its initial public offering states on page 28 that FTN could receive “customary investment banking fees and expenses and/or finders fees in connection with the acquisition approved by HAPC’s directors who are not affiliated with FTN”. The proxy statement has been revised on pages 12, 30 and 33 in response to the Staff’s comments.

13.	We note your response to comment 23 of our letter dated January 17, 2007. Please revise to include the response into this proxy statement.

Response:        The proxy statement has been revised on page 31 in response to the Staff’s comments.

14.	Please clarify whether any warrants were purchased in the open market pursuant to the agreement entered into prior to the IPO to purchase up to $1 million in the open market.

Response:        See response to Comment 5. The proxy statement has been revised on page 30 in response to the Staff’s comments.

15.	We note your response to comment 29 of our letter dated January 17, 2007. The disclosure on page 38 of the prospectus states that “no fees or compensation for investment banking or other advisory services will be payable to FTN Midwest Securities Corp., or any of its affiliates, under these agreements.” It is not clear how the decision now to pay FTN Midwest Securities is consistent with the disclosure in your prospectus. Please revise your proxy to include your response and clarify how the change is now consistent with the disclosure in your prospectus. We may have further comment.

Response:        See response to Comment 12. The proxy statement has been revised on pages 12, 30 and 33 in response to the Staff’s comments.

Acquisition Financing, page 33

16.	We note the additional disclosure on page 33 in response to comment 37 of our letter dated January 17, 2007 regarding the significant covenants contained in the promissory note. Please revise to describe the “most significant” covenants so that investors can understand the risks associated with the promissory note.

Response:        The proxy statement has been revised on page 36 in response to the Staff’s comments.

The Stock Purchase Agreement, page 36

17.	Clarify the amount of cash from the trust that will remain for use by the resultant company assuming maximum conversion. Clarify how you arrive at this number and how you determined that there will be approximately $5 to $7.5 million available after the acquisition.

Response:        The proxy statement has been revised on pages 39 and 40 in response to the Staff’s comments.

18.	We note your response to comment 35 of our letter dated January 17, 2007. Please revise to discuss the basis for your belief that “the operations from the existing InfuSystem business will be sufficient to pay the interest on the debt.” Also, we note the additional disclosure that you intend to refinance the principal at maturity. Please revise to clarify if that means you would not be able to pay the amount due at maturity. Discuss the basis for the intention to refinance.

Response:        The proxy statement has been revised on page 40 in response to the Staff’s comments.

19.	We note that all of the promissory note will be secured by all of the assets of InfuSystem and HAPC. Add a risk factor.

Response:        The proxy statement has been revised on page 17 in response to the Staff’s comments.

20.	We note the revised disclosure on page 41 under the caption “sufficient cash.” You have revised to disclose that it is “expected” that InfuSystem’s cash “may be transferred” to I-Flow. It is not clear how an action is “expected” to “may be” occur. Please revise to clarify if it is expected that the cash will be transferred and if so, how that will affect the purchase price. Also, estimate what the “sufficient” level of cash will be.

Response:        The proxy statement has been revised on page 45 in response to the Staff’s comments.

BNY Capital Markets, Inc. Fairness Opinion, page 47

21.	We note your response to comment 41 and the revised disclosure on page 33. We are not able to locate the value the board assigned to the target company. Please revise to discuss the value determined by the board and how this valuation was determined.

Response:        HAPC does not believe that the terms of its charter require that the Board of Directors determine a precise value of a target company. Rather, it is required to determine that the value is in excess of 80% of HAPC’s net assets. In this situation, the Board of Directors determined that the value of InfuSystem was substantially in excess of 80% of its net assets (which is approximately $78 million). HAPC is acquiring InfuSystem after an auction process for $140 million, a price that the Board concludes was not in excess of the fair market value of the assets. The proxy statement has been revised on page 35 in response to the Staff’s comments.

22.	We note your response to comment 42 of our letter dated January 17, 2007. The financial analyses were based on the projections, which you disclose are “substantially consistent” with the performance of InfuSystem. As such, please revise to discuss the projections, developed by your management, and compare them to InfuSystem’s “performance over the past several years.” We note that you have already disclosed that stockholders should not place undue reliance upon the estimates.

Response:        The proxy statement has been revised on pages 53 and 54 in response to the Staff’s comments.

23.	We note your response to comment 46 of our letter dated January 17, 2007 that the multiple range was based on the trading multiples of “comparable companies.” Please revise to disclose those companies deemed comparable and discuss how they were determined to be comparable.

Response:        The proxy statement has been revised on pages 54 and 55 in response to the Staff’s comments.

24.	In both the selected companies and acquisitions analyses disclosure, please revise to disclose the value of the comparable companies listed or the transaction value for the acquisitions listed.

Response:        The proxy statement has been revised on pages 54 and 55 in response to the Staff’s comments.

Information about InfuSystem, page 57

25.	We note your response to comment 50 of our letter dated January 17, 2007 that HAPC belief is the basis for the disclosure that InfuSystem is one of the largest providers of ambulatory infusion pump management services. Please revise to provide the basis for your noted belief.

Response:        The proxy statement has been revised on pages i, 6, 67, 71, 72 and 76 in response to the Staff’s comments.

26.	We note your response to comment 60 of our letter dated January 17, 2007 and the additional disclosure on page 57 and 61 that “certain of InfuSystem’s . . . suppliers have verbally indicated that InfuSystem is their largest purchaser . . . in the oncology chemotherapy infusion market.” Does the disclosure indicate you are the specific suppliers’ largest or the market’s largest purchaser? Please revise to identify the noted suppliers. Also, please revise to discuss the significance of the noted disclosure. Are the suppliers the largest suppliers? Are they the smallest? Do suppliers typically sell their products to many purchasers?

Response:        The proxy statement has been revised on pages 6, 67 and 72 in response to the Staff’s comments.

27.	We note the additional disclosure on page 57 that InfuSystem “enjoys competitive barriers to entry against other suppliers.” Please revise to elaborate on this and substantiate the belief that the competitive barriers exist.

Response:        The proxy statement has been revised on page 67 in response to the Staff’s comments.

28.	Please advise why there is no disclosure discussing the regulatory effects on your business.

Response:        The proxy statement has been revised on page 73 in response to the Staff’s comments.

29.	Clarify whether any of your suppliers provide more than 10% of your ambulatory infusion pumps. If so, they would appear to be material suppliers and the disclosure should be revised accordingly. Disclose the percent of ambulatory infusion pumps supplied by each named supplier. Disclose the material terms of the pricing agreements with any material suppliers.

Response:        The proxy statement has been revised on pages 71 and 72 in response to the Staff’s comments.

30.	Please revise to define the term “evergreen clause.”

Response:        The proxy statement has been revised on page 71 in response to the Staff’s comments.

Selected Historical Financial Information, page 62

31.	Please refer to prior comment 67. Revise your balance sheet data to indicate the results as of December 31, 2002 and 2001, and as of September 30, 2006 and 2005 are unaudited.

Response:        The proxy statement has been revised on page 74 in response to the Staff’s comments.

Interim Results of Operations as of September 30, 2006, page 66

32.	We note your response to comment 70 of our letter dated January 17, 2007. Please revise to define the “cost-plus” and “percentage of collections” terms of the new agreement with I-Flow that will be in effect after the closing.

Response:        The proxy statement has been revised on pages 50 and 51 in response to the Staff’s comments.

Compensation of Executive Officers, page 76

33.	The executive compensation disclosure is currently under review and additional comments may be forthcoming.

Response:        HAPC has noted this comment.

Dissolution and Liquidation if No Business Combination, page 83

34.	We note your responses to comments 79 and 82 of our letter dated January 17, 2007 and the revised disclosure on page 84 that at the time “of a liquidation HAPC will have expended the net proceeds . . . held outside of the trust account.” Please revise to clarify if you have already expended such proceeds. Also, please revise to quantify the outstanding liabilities that will be owed should you have to liquidate and dissolve. Quantify those which are and are not covered by waivers.

Response:        The proxy statement has been revised on page 93 in response to the Staff’s comments.

35.	Based on the disclosure on page 81 about the expenses incurred, it is not clear how you will have enough proceeds to fund a dissolution or liquidation as disclosed in the additional disclosure on page 85, even taking in to account the funds received from the warrant purchases by Mr. McDevitt. Please advise or revise.

Response:        The proxy statement has been revised on page 93 in response to the Staff’s comments.

36.	We note the disclosure added as a result of comment 81 of our letter dated January 17, 2007 that you may bring claims against Messrs. McDevitt and LaVecchia if they assert they are not able to satisfy the claims of third parties. Please clarify how you will determine whether to bring claims or not. Also, discuss the fiduciary duty of the board in making this determination.

Response:        The proxy statement has been revised on page 93 in response to the Staff’s comments.

37.	We note your disclosure at page 86 indicating, “Each of HAPC’s auditors and accountants, as well as FTN, have executed waivers against any claims to the trust account for fees payable to them by HAPC. HAPC believes that these waivers are valid and enforceable against its auditors, accountants and FTN”. Because your auditor has waived its right to a remedy that is normally available to creditors when amounts due have not been received, the staff believes your auditor’s independence may be impaired. Please refer to the Codification of Financial Reporting Policies, Section 602.02,b.iv., Unpaid Prior Professional Fees, for further guidance. Tell us why your auditors remain independent after signing the above waiver agreement.

Response:        HAPC’s auditor has billed and has been paid from assets outside of the trust under the normal payment terms for each invoice rendered to HAPC. HAPC would expect to continue to have adequate funds available outside of the trust to pay its auditor. The waiver of a claim against the trust did not extend the settlement date of the fees beyond normal business terms nor did it make payment of the fees contingent on a future transaction. Also, HAPC obtained similar waivers from substantially all of its vendors so the auditors’ position is similar to HAPC’s other creditors. Therefore, HAPC and its auditors believe that they are independent and will continue to be independent.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 87

38.	We note your reference to the Economic and Valuation Services practice of an accounting firm in conjunction with your determination of the purchase price allocation. Disclose the provider of this independent valuation and include the appropriate consent as an exhibit to your filing. If the consultant is not independent, revise your disclosures to indicate such fact accordingly.

Response:        HAPC has not received any financial report from any third party. The proxy statement has been revised on pages 101 and 103 in response to the Staff’s comments.

39.	We note the revision made in response to prior comment 85. It does not appear appropriate to record a pro forma adjustment to increase revenue in an amount determined by applying the terms of a newly negotiated services agreement to historical levels of activity. Please remove the pro forma adjustment and provide discussion of the services agreement supplementally in the narrative or footnotes or explain how the adjustment meets the requirements of Article 11 of Regulation S-X as it pertains to business combinations.

Response:        The proxy statement has been revised on page 102 and 104 in response to the Staff’s comments.

Beneficial Ownership of Securities, page 107

40.	We note your response to comment 92 of our letter dated January 17, 2007 that the shares underlying the public warrants are not included in the disclosure in this section. It is not clear how such warrants are not exercisable within 60 days of the date of your definitive proxy. Please advise.

Response:        The outstanding warrants held by HAPC’s public stockholders were not included in the disclosure as the warrants are not themselves voting securities and do not become exercisable into shares of HAPC’s common stock within 60 days from the date hereof. The terms of the warrants provide that they do not become exercisable until the later of HAPC’s completion of an initial business combination or April 11, 2007. The consummation of the acquisition contemplated by the Stock Purchase Agreement is subject to various closing conditions and it is not determinable whether these closing conditions will be satisfied within 60 days from the date hereof. Accordingly, as it is not determinable whether the warrants will be exercisable within 60 days from the date hereof, so the warrants have not been included in the disclosure. Additionally, the disclosure regarding the stockholders who hold greater than 5% of HAPC’s securities has been based upon publicly available filings and these filings did not include disclosure regarding stockholders’ ownership of warrants. The proxy statement has been revised on page 121 to include the 447,143 warrants to purchase shares of common stock purchased by Sean McDevitt, chairman of HAPC, as of April 12, 2007 (the date HAPC received payment for such warrants).

Price Range of Securities and Dividends, page 110

41.	Please update the table to reflect the information through the most recent practicable date.

Response:        The proxy statement has been revised on page 121 in response to the Staff’s comments.

Note 3. Restatement and Reclassification of Previously Issued Financial Statements, page F-28

42.	We note the fair value of your warrants is based on quoted market prices, except in instances where these market prices are not readily available. In addition, we note your disclosures at page

79 indicating you allocated the unit price between the share of common stock and the warrants issued based upon the relative fair value determined by reference to comparative companies. Provide us further details of this calculation, including the comparative companies on which you based your analysis, the pricing model on which you relied and the relevant assumptions applied to this model.

Response:        In preparing the 2005 audited financial statements used in connection with its initial public offering, after discussion with the Commission’s Staff, HAPC valued the common stock component of the one share, two warrant unit that was offered at $4.82. This value was used for recording compensation expense with respect to shares that were issued to management prior to the offering. This value was determined as follows: HAPC looked at 19 other special purpose acquisition companies (“SPACs”) which, similar to HAPC, issued units comprised one share of common stock and two warrants at a $6.00 per unit initial public offering price. HAPC limited its review to those SPACs which had not announced an acquisition as of December 29, 2005 since once a SPAC announces an acquisition, its trading prices reflect the impending acquisition. As of December 29, 2005, the warrants for these 19 SPACs were trading in a range of $0.38 to $1.75, with an average trading price of $0.59 per warrant. HAPC assigned this average warrant value to the two warrants in each unit which resulted in the residual value of $4.82 for the share of common stock in each unit ($6.00 price per unit less $1.18 for the warrants). For purposes of determining the fair value of the warrants, HAPC has determined to use the same methodology and, accordingly, valued the warrants at $0.59 until such time as a market price was readily available.

43.	The fair value of the warrant derivative is reported as $19,466,667 on April 18, 2006, with no gain or loss on the income statement. The fair value is reported as $10,125,151 as of June 30, 2006. Please explain why the gain on the change in fair value is reported as $9,787,645 through June 30, rather than $9,541,516.

Response:        In addition to the initial valuation of warrants on April 18, 2006 of $19,666,667 issued in connection with HAPC’s initial public offering, HAPC issued 417,168 warrants at a price of $0.59 per warrant for a total of $245,129 in connection with FTN’s exercise of its over-alloment option on May 18, 2006. The combined total valuation equals $19,912,796 ($19,666,667 plus $246,129). The gain is calculated as the difference between the $19,912,796 and the fair value at June 30, 2006 of $10,125,151.

Annex A

44.	We note your response to comment 96 of our letter dated January 17, 2007 that the schedules are not material. Please advise us of the content and discuss how such information is not material.

Response         The schedules to the Stock Purchase Agreement principally disclose the following information: (i) the audited financial statements of InfuSystem for the years ended December 31, 2005, 2004 and 2003; (ii) legal proceedings; (iii) tax rulings; (iv) the consents required to the acquisition; (v) the capitalization of I-Flow; (vi) material permits; (vii) litigation; (viii) employee benefit plans and InfuSystem’s obligations thereunder; (ix) the identities and salaries of active InfuSystem employees; (x) insurance policies covering InfuSystem; (xi) leased real property; (xii) real property; (xiii) material contracts; (xiv) material suppliers; (xv) bank account information; (xvi) qualifications to do business; (xvii) labor and employment matters; (xviii) compliance with laws; (xix) intellectual property; (xx) tax returns; (xxi) tax audits; (xxii) environmental matters; (xxiii) product recalls; and (xxiv) guaranties

The proxy statement includes selected historical financial data for Infusystem in addition to the InfuSystem’s audited financial statements for the fiscal years ended December 31, 2006, 2005 and 2004. The proxy statement also discloses a description of the legal proceedings in which InfuSystem is involved and the tax ruling by the State of Michigan Department of Treasury. HAPC does not believe that the information relating to items (iv) through (xxiv) would be material to a stockholder’s decision to approve the acquisition.

Annex C

45.	We reissue comment 97 of our letter dated January 17, 2007. Please remove the statement that the fairness opinion is for the exclusive benefit of the board of directors of HAPC. The fairness opinion is included with this proxy and therefore shareholders should be able to rely upon the opinion.

Response:        The form of fairness opinion that has been attached to the proxy statement is the form that was delivered by BNY on September 29, 2006. HAPC has no authority to revise it without BNY’s consent and BNY has not consented to the revision suggested by the Staff.

46.	We reissue comment 98 of our letter dated January 17, 2007. Please provide the consent of BNY for the fairness opinion to be included with the proxy statement.

Response:        HAPC will forward the consent of BNY to the Staff’s attention. The consent of BNY will be filed with the definitive proxy statement.

General

47.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Response:        The proxy statement has been revised to include the audited financial statements of HAPC and InfuSystem for the fiscal years ending December 31, 2006, 2005 and 2004.